SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

TIM Participações SA ("Company") (BM & FBOVESPA: TIMP3; NYSE: TSU), informs the market, its shareholders, and its more than 70 million users on the following:

We make reference to the Notice to the Market Day August 7, 2012, where we present the Company's positioning strongly denying allegations that dropped calls were being motivated by deliberate action of the Company and the Notice to the Market Day November 12, 2012 where due the negative impact on our image Company hired two independent institutions, with proven reputation and expertise, Ericsson and PricewaterhouseCoopers, who at the time concluded and ratified the statement made by the Company in the previous statement, denying any illegal practice or any maneuver that smote transparent in the relationship with its customers.

In this regard, the Anatel issued a final opinion showing the absence of any hint of purposeful drop call with customer of the TIM Infinity Plan, knocking the allegations previously reported and finally confirming the facts that the company has always maintained and demonstrated with transparency and collaboration with the Agency.

Regarding the fine imposed for reasons of not achieving the goal of quality associated with the drop call rate of March 8, 2012, TIM clarifies that will analyze the process to check the grounds and take appropriate action, as with all penalties inherent in the telecommunications industry.

It is worth noting the latest quarterly report from Anatel, released in early February on the quarter from August to October 2012, the Company presented results within the target in most indicators, with one of the best rates in dropped calls, less than the index of 2%.

TIM reaffirms its commitment to improving services and the transparency of its business. In the period ending in 2015, the Company will invest R$ 10.7 billion in Brazil, with 90% of this amount allocated for improvement and expansion of its coverage. All this work can be followed by customers in the website “Portas Abertas” (www.tim.com.br/portasabertas), a Company´s inedited initiative in the telecommunications market that shows to the consumers in a - didactically and transparent way - the evolution of the enterprise network and the improvement actions undertaken.

Rio de Janeiro, May 3, 2013.
TIM
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 03, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.